Marc A. Recht

T: +1 617 937 2316

mrecht@cooley.com

January 28, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Suzanne Hayes, Assistant Director

Re:                             Eagle Pharmaceuticals, Inc.

Registration Statement on Form S-1

CIK No. 0000827871

Dear Ms. Hayes:

On behalf of Eagle Pharmaceuticals, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-192984), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on October 21, 2013 and originally filed by the Company with the Commission on December 20, 2013 (the “Registration Statement”), we submit this letter to the staff (the “Staff”) in response to the Staff’s comments by letter dated January 27, 2014 (the “Comment Letter”) and by telephonic discussion with Sasha Parikh from the Commission on January 27, 2014 (together with the Comment Letter, the “Comments”).

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of our Registration Statement on Form S-1 publicly filed on January 22, 2014 (“Amendment No. 2”).

Staff Comments and Company Responses

Results of Operations

Comparison of Three Months Ended December 31, 2013 and 2012

Cost of Revenues, page 63

1.              Please disclose the reasons for the significant increase in cost of revenue as a percentage of total revenue for the three months ended December 31, 2013 as compared to the year ended September 30, 2013.  In this regard, discuss separately cost of revenue related to product sales versus royalty income, and quantify the amount

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attributed to each significant reason.  As applicable, disclose the expected effect of any known events, commitments, trends or uncertainties on future results of operations.

Response: In response to the Staff’s Comments, the Company will reflect in a pre-effective amendment to the Registration Statement on page 63 the reasons for the significant increase in cost of revenue as a percentage of total revenue.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

“Of the $4.4 million increase in cost of net revenues, approximately $2.4 million was attributable to increased product sales of argatroban and approximately $2.0 million was attributable to royalty expense.

With respect to product sales, we experienced increased demand for the amount of product from our marketing partners in the quarter ended December 31, 2013 which resulted in an increase in the cost of revenue during that quarter.  The volume of product delivered in the quarter ended December 31, 2013 increased by approximately 40% from the quarter ended September 30, 2013.

The significant increase in cost of revenue relating to royalty expense during the quarter ended December 31, 2013 is primarily attributable to the increased royalty expense related to our profit sharing arrangement with SciDose.  Under the terms of the agreement between us and SciDose, we retain all profits from the sale of a product commercialized under a 505(b)(2) application until we have recouped our expenses related to the development of that product.  Once our expenses are recouped, we are required to split equally with SciDose the profits we receive from the sale of such product.  For additional information regarding this arrangement, see “Business — License Agreements — Development and License Agreement with SciDose (argatroban and bivalirudin).”  During the quarter ended September 30, 2013, we recouped all of our expenses related to the development of argatroban and cumulative profits exceeded the recouped expenses.  As a result, we recognized approximately $0.5 million of royalty expense during that quarter.  By comparison, in the quarter ended December 31, 2013, during which all revenues were subject to the profit split with SciDose, we had approximately $1.2 million of royalty expense.  Going forward, in the absence of a right to offset additional development expenses, based on the terms of the agreement, we expect that our royalty expense will be equal to 50% of our profits on these products as was evidenced in the December 31, 2013 quarter.”

We also expect to provide the additional marked disclosure on page 99 in “Business — License Agreements — Development and License Agreement with SciDose (argatroban and bivalirudin)”:

“Under the terms of this Agreement no further milestone payments are due to SciDose. We are required to make royalty payments based on gross profits of sales of the SciDose Subject Products by us and our affiliates (i) at 50 percent for SciDose Subject Products that achieve regulatory approval and are commercialized on the basis of a 505(b)(2) application (provided that we are entitled to recoup all of our expenses related to the development of a product commercialized under a 505(b)(2) application prior to splitting the profits we receive from such product), and (ii) at a percentage in the range of 20 to 30 percent with respect to SciDose Subject Products that are commercialized on the basis of an ANDA application. . . . ”

Liquidity and Capital Resources

Operating Activities, page 67

2.              Regarding your accounts receivables at December 31, 2013 that exceeds your total revenue for the three months then ended, please disclose the amount of receivables due to product sales versus royalty income as well as the payment terms for each. As applicable, disclose the effects on liquidity of the timing of collection.

Response: In response to the Staff’s Comments, the Company will reflect in a pre-effective amendment to the Registration Statement on page 67 the amount of accounts receivables, payment terms and effect on liquidity.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

“The total amount of accounts receivable at December 31, 2013 was approximately $6.5 million, which included approximately $1.5 million of product sales and approximately $5.0 million of royalty income, all with payment terms of 45 days.  For royalty income, the 45-day period starts at the end of the quarter upon receipt of the royalty statement detailing the amount of sales in the prior completed quarter and for product sales the period starts upon delivery of product.  The receivables related to royalty income at December 31, 2013 include approximately $3.2 million in receivables from The Medicines Company, to which we have a royalty payable of approximately $2.6 million in connection our agreement with Sandoz for the marketing of argatroban.  We believe that our accounts receivable as of December 31, 2013 are reasonably collectible, and given the payment terms, will be collected in the ordinary course  in the second fiscal quarter, and thus would not have a material effect on our liquidity.”

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 71

3.              Please revise your disclosure on page 74 to quantify the intrinsic value of outstanding stock options, separately, for vested and unvested options.

Response:  In response to the Staff’s Comments, the Company will reflect in a pre-effective amendment to the Registration Statement on page 74 the intrinsic value of outstanding stock options, separately, for vested and unvested options.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure (which reflects a one-for-6.41 reverse stock split):

“At December 31, 2013, options to purchase 841,104 shares of our common stock were outstanding.  The aggregate intrinsic value of these options was $7.9 million, of which $4.6 million related to 468,767 vested options and $3.3 million related to 372,337 unvested options, assuming an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus).”

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (617) 937-2316.  Thank you.

Sincerely,

/s/ Marc A. Recht

Marc A. Recht

cc:	Scott Tarriff, Eagle Pharmaceuticals, Inc.
David Riggs, Eagle Pharmaceuticals, Inc.
Miguel Vega, Cooley LLP